    Patricia M. Schaubeck
    General Counsel

                                August 27, 2009

Christian Windsor
Special Counsel
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

RE:          State Bancorp, Inc.
Form 10-K for December 31, 2008
File Number 1-14783

Dear Mr. Windsor:

This letter is in response to your letter, dated July 23, 2009, setting forth the Commission’s comments to State Bancorp, Inc.’s (the “Company”) 2008 Form 10-K and Schedule 14A.  The responses are keyed to the Commission’s comments in its letter.

FORM 10-K
Signatures, page 88
1.
Brian K. Finneran, the Company’s Chief Financial Officer, also serves as the Company’s principal accounting officer.  The Company will note this in future 10-K filings as follows:  “Brian K. Finneran, Chief Financial Officer (principal accounting officer).”

SCHEDULE 14A
  As an introductory matter, the Company is a small bank holding company with limited financial resources that are even more tightly constrained in the current difficult operating environment for financial services companies.  The Company and its Executive Compensation Committee (the “Committee” or the “Compensation Committee”) do not necessarily use the same compensation structures or decision-making procedures, or use outside consultants as broadly or frequently, as larger companies with greater resources.  The response below should be considered in that light.

Base salary, page 8
2.
As discussed on pages 8 and 9 of the Company’s Schedule 14A filed with the Commission on March 27, 2009 (the “Proxy”), the Compensation Committee determines base salary of executives using its own judgment and expertise.  The Compensation Committee takes into account an individual’s experience, responsibilities and contribution to the Company.  No formula is used by the Compensation Committee and no specific weighting is applied to any factors used by the Committee in determining base salary.  Base salary decisions for 2008 were made in 2007.  Base salaries for Mr. O’Brien (set by contract) and Ms. Schaubeck (set at the time of hiring in 2007) did not increase from 2007 to 2008, and base salaries of Mr. Braun and Mr. Finneran increased by an amount approximating cost of living changes.  The Committee’s base salary decision taken in 2008 was to set base salaries for 2009.  The decision was to freeze all executive officer base salaries in light of economic conditions.  This decision and the reasons for it are disclosed in the referenced narrative.

Cash incentives are awarded to executive officers based on the Company’s achievements during the fiscal year and the individual executive’s contributions to those achievements.  The Committee is provided with input from the Company’s Chief Executive Officer in this regard.  Page 8 of the Proxy sets forth the accomplishments as well as the challenges the Company faced during the 2008 fiscal year and considered by the Compensation Committee in awarding each incentive.  The Company did not award cash incentives in respect of corporate or individual performance in 2008 due to executive compensation restrictions imposed on it as a participant in the United States Treasury’s Capital Purchase Program.  This decision and the reason for it are disclosed under the caption “Cash incentive” on page 9 of the Proxy.

Restricted stock awards are granted to foster long-term retention of executive officers and is consistent with the Company’s philosophy on long-term performance and alignment with stockholder interests.  In considering the grant of restricted stock awards to executive officers for fiscal year 2008, the Committee took into consideration the Company’s achievements and challenges during the fiscal year as set forth on page 8 of the Proxy.  The restricted stock awards reported as made in 2008 were awarded in respect of individual and corporate performance for 2007.  As disclosed in footnote 2 to the Grants of Plan-Based Awards table on page 15 of the Proxy, a significant portion of the 2008 award to Mr. O’Brien represented an award in lieu of cash payment of his annual cash incentive 2007.  The amounts of the reported award for each executive officer reflected an assessment of each officer’s position and individual performance, and his or her ability, through performance, to affect the Company’s financial performance and the price of its stock.

3.
As discussed in the Proxy, no pre-set targets of any kind are used to award compensation.  No formulaic methodology is used by the Compensation Committee in compensating the Company’s executive officers.  Cash incentive compensation and restricted stock awards are based on a subjective, retrospective review of Company and individual performance during the prior fiscal year.  The Compensation Committee also takes into account emerging economic and business trends as they arise during the year.  The Grants of Plan-Based Awards table on page 15 of the Proxy reflects a target-based cash incentive for Mr. O’Brien because his Employment Agreement provides for such an award.  However, as disclosed in the Proxy, Mr. O’Brien waived this arrangement for 2008 and it is on the basis of this waiver that no award was paid and no targets were established or measured.

4.
Peer group information is not used in determining compensation.  In February 2008, the Company engaged a consultant, Pearl Meyer and Partners (“PM&P”), to conduct a competitive assessment of the Company’s executive compensation.  The consultant provided a comparison of the compensation of the Company’s most senior executive officers with the compensation of a peer group consisting of 14 banks and 6 thrifts of similar asset size and regional location as that of the Company (see Exhibit A for a listing of the peer group members).  Generally, the Company’s executive compensation was found to be at or slightly above the peer group.  The peer group data was informative and was used for comparative purposes only as a check on the appropriateness of the Committee’s decisions.  The peer group data was not used in setting compensation for 2008 or 2009 and the information in the consultant’s report has not been updated.

5.
A peer group is not used to benchmark compensation levels or performance.  As stated on page 7 of the Company’s Proxy, “For 2008, executive compensation was evaluated by the Committee using its judgment and expertise, giving consideration to our philosophy, individual performance, Company performance, organizational change and re-evaluation of the Company’s business strategy.”

In future filings, with respect to a fiscal year in which a peer group report is obtained, the Company will disclose the component companies used in the comparative group and, if percentile statistics are presented in the report, the approximate percentile positioning of each of the Company’s executive officers.

6.
As discussed on page 6 of the Proxy, “Interaction with Consultants,” the Compensation Committee retained PM&P in 2008 to review the Company’s executive and Board of Directors compensation plans.  As also discussed on page 6 of the Proxy, the Committee engaged PM&P to assist it and management in complying with the Company’s obligations under the U.S. Treasury Capital Purchase Program.  If the Committee engages a consulting firm in the future, the services of the firm shall be disclosed in a filing.

7.
For 2008, other than its principal executive officer and principal financial officer, the Company had two executive officers.  The two additional executive officers (the Chief Lending Officer and the General Counsel) are the only officers with policy making authority.

Cash incentive, page 9
8.
As discussed in the Proxy (see page 9, “Cash incentive” and “Restricted stock awards,” and pages 12 – 13, “American Recovery and Reinvestment Act of 2009” (“ARRA”)), no cash incentives or restricted stock awards were granted to any of the named executive officers due to uncertainty surrounding ARRA.  As of the date of this letter, awards have still not been made.  If awards are ultimately awarded (even if not paid due to federal regulation), proper disclosure will be made.

Summary Compensation Table, page 14
9.
Assuming no change in disclosure requirements, the following footnotes shall appear in a future filing with respect to the 2008 stock awards to Messrs. Finneran and Braun and Ms. Schaubeck and to clarify the amounts for Mr. O’Brien representing vesting of previously granted stock and options.

Footnote for Finneran, Braun and Schaubeck:
“Represents the expense incurred by the Company for fiscal year 2008 with respect to restricted stock granted to the named executive officers in March 2008 calculated in accordance with FAS 123R for financial statement purposes.  See table, “Grants of Plan–Based Awards” for number of shares of restricted stock granted to the individual and the fair value of the grant of shares of restricted stock to the individual.”  For more information concerning the assumptions used for these calculations, please refer to note 10 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ending December 31, 2008.

Footnote for O’Brien:
“Represents the expense incurred by the Company for fiscal year 2008 with respect to  restricted stock granted in 2006 and 2008 and stock options granted in 2006 to Mr. O’Brien calculated in accordance with FAS 123R for financial statement purposes.  See table, “Grants of Plan-Based Awards” for number of shares of restricted stock granted to Mr. O’Brien and the fair value of the grant of shares of restricted stock to Mr. O’Brien.  See also “Terms of Mr. O’Brien’s Agreement” for a discussion of restricted stock and options awarded to Mr. O’Brien under his Employment Agreement.”  For more information concerning the assumptions used for these calculations, please refer to note 10 to the consolidated financial statements included in our Annual Report on Form 10-K for the year ending December 31, 2008.

10.
Footnote (3) will be revised to add the following sentence:  “The value of the equity award was determined based on the fair market value of the Common Stock of the Company on the date of grant calculated in accordance with FAS 123R for financial statement purposes.  Since the shares of restricted stock were fully vested on the date of grant, the total value of the stock award of $260,000 was recognized as an expense by the Company for fiscal year 2007.  See table, “Grants of Plan-Based Awards” and footnote 2 to that table for more information concerning this incentive award.”

           We hope that this letter thoroughly addresses your comments.  If you require additional information or clarification, please contact the undersigned at (516) 465-2336.

Very truly yours,

/s/ Patricia M. Schaubeck
Patricia M. Schaubeck
General Counsel

PMS:des
Attachment
cc:  Mr. Brian K. Finneran

           The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

STATE BANCORP, INC.

By: /s/ Patricia M. Schaubeck
Name: Patricia M. Schaubeck
Title: General Counsel

EXHIBIT A

	Company Name	City	State	Type	2007 Q3 Total Assets ($000)

1	TrustCo Bank Corp. NY	Glenville	NY	Thrift	3,341,187
2	Dime Community Bancshares, Inc.	Brooklyn	NY	Thrift	3,301,472
3	Sun Bancorp, Inc.	Vineland	NJ	Bank	3,295,576
4	Flushing Financial Corporation	Lake Success	NY	Thrift	3,241,153
5	Provident New York Bancorp	Montebello	NY	Thrift	2,802,099
6	Berkshire Hills Bancorp, Inc.	Pittsfield	MA	Thrift	2,472,062
7	Tompkins Financial Corporation	Ithaca	NY	Bank	2,316,862
8	Hudson Valley Holding Corp.	Yonkers	NY	Bank	2,245,235
9	Sterling Bancorp	New York	NY	Bank	1,980,739
10	OceanFirst Financial Corp.	Toms River	NJ	Thrift	1,936,830
11	Financial Institutions, Inc.	Warsaw	NY	Bank	1,902,985
12	Arrow Financial Corporation	Glens Falls	NY	Bank	1,577,049
13	Suffolk Bancorp	Riverhead	NY	Bank	1,427,128
14	Peapack-Gladstone Financial Corp.	Gladstone	NJ	Bank	1,334,953
15	Alliance Financial Corporation	Syracuse	NY	Bank	1,293,559
16	Canandaigua National Corporation	Canandaigua	NY	Bank	1,248,475
17	Citizens & Northern Corporation	Wellsboro	PA	Bank	1,195,031
18	Smithtown Bancorp, Inc.	Hauppauge	NY	Bank	1,095,488
19	Berkshire Bancorp, Inc.	New York	NY	Bank	1,066,098
20	First of Long Island Corporation	Glen Head	NY	Bank	1,010,179